December 15, 2006
Via EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Spirgel Assistant Director Division of Corporation Finance

Re:	HB-PS Holding Company, Inc. Registration Statement on Form S-4, Registration No. 333-137244
Ladies and Gentlemen:
     In accordance with Rule 477 promulgated under the Securities Act of 1933, HB-PS Holding Company, Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form S-4, File No. 333-137244 (the “Registration Statement”), and all exhibits thereto, be withdrawn effective immediately. No securities were sold in connection with the offering under the Registration Statement. The Company is withdrawing the Registration Statement, which has not been declared effective, because it is pursuing other strategic alternatives with respect to the transaction that was the basis for filing the Registration Statement.
     Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (804) 273-9777 or Thomas C. Daniels at (216) 586-7017.

Sincerely, HB-PS HOLDING COMPANY, INC.
By:	/s/ Kathleen L. Diller
Kathleen L. Diller
Vice President, General Counsel and Secretary